Friess Associates observations for clients and Brandywine Funds shareholders
June 30, 2010

Earnings, the Key to Improving the Market’s Mood

Just over a month removed from its first anniversary, the market’s rally from the March 2009 low reversed course. Investors worried that bills coming due in Greece would go unpaid, stoking fears of failure that threatened to ripple though similarly indebted neighbors. An unrelenting oil spill in the Gulf of Mexico remained beyond containment, and U.S. home sales fell sharply as soon as government incentives expired. By the time concerns emerged about weakening growth in China, the S&P 500 Index was at an eight-month low.
All of these matters still carry potential to influence stocks, but we expect none of them to define the second half of 2010. While we believe surprises are in store for the final six months of the year, we’re not banking on the kind that dominated the June quarter.
The biggest surprise should come to investors who fixate on the macro environment. At this point, economic data showing high unemployment and trouble in housing shouldn’t catch anyone off guard. But investors who fret about the next jobs report or new home sales number might be caught flat-footed when companies that made the right moves during last year’s tough times continue to demonstrate operational strength.
As investors who isolate companies for their ability to grow earnings more than the investment community expects, we’re in the surprise business. We’re not fond of macro-driven downturns like the one that began in April, but we are encouraged by the position in which this latest market move leaves the portfolios we manage. The more investors find reason to doubt “the market,” the more likely they become to underestimate the companies we hold.
Based on consensus Wall Street estimates, the average company in the portfolios we manage is expected to grow earnings 55 percent this year. Should most of the companies we hold exceed expectations as we believe they will, the actual growth rate will turn out to be higher. The average S&P 500 Index company is expected to grow earnings 27 percent in 2010.
The recent market decline shows investors reconsidering their earnings forecasts to reflect more trying times. We have isolated companies that we think are ready to demonstrate that conditions are far from bleak. At the same time, the best performing stocks since last year’s market low appear poised to show that the long-running enthusiasm for them has been misplaced.
Rising prices among the market’s previous leaders from March 2009 through mid-April 2010 amounted to credit extended by investors who expected to be repaid in the form of earnings at a later date. By the end of last year, those companies appeared to be holding up their end of the bargain, but in many cases the earnings they delivered stemmed from one-time cost cuts. Unable to repeat the same maneuver this year, they now approach the last half of 2010 facing year-ago comparisons that represent hurdles too formidable to overcome absent significant revenue gains.
The best performing companies since the market low were lifted by a tailwind, one based on a best-case scenario for the economic recovery. Now that it appears that the sailing might not be as smooth as previously thought, that tailwind is gone. Investors are searching for direction, but the risky, super-cyclical and debt-burdened companies that outperformed since the low are likely to leave them adrift.
We don’t isolate companies based on the overall climate, which is why we believe investors will find the companies we hold especially appealing now that questions about the environment are emerging with greater frequency. Investors are increasingly uncertain as to what to expect from the economy, and we hold companies that are positioned to prosper even if the recovery shows signs of fatigue.
We’re not looking for passive beneficiaries of broader trends. We want companies that dictate their own success for company-specific reasons. Consider Lumber Liquidators Holdings (page 4), which became a public company in late 2007, a disastrous time for residential construction and the businesses that depend on it.

There hasn’t been much to get excited about in the hardwood flooring business over the past few years. From 1977 through 2005, hardwood flooring sales failed to increase in only one year (1996), according to Catalina Research’s annual Wood Flooring Report. Sales contracted every year since, with double-digit declines in 2007, 2008 and 2009 coinciding with a mammoth drop in new home construction. During that time, Lumber Liquidators showed that its success didn’t depend on the housing market or the state of its specific industry.
The company posted double-digit, year-over-year revenue growth in 2008 and 2009, a trend that analysts expect to continue in 2010 even though industry conditions remain less than ideal. Lumber Liquidators is growing by taking business from its competitors. The company continues to win market share because it boasts a superior business model. Through thoughtful material procurement, tightly managed distribution and a no-frills retail presentation, Lumber Liquidators offers flooring products homeowners want at prices below industry averages.
In the case of OmniVision Technologies (page 5), exploding growth in smartphone sales provides a supportive backdrop, but the company prospers because its semiconductor technology enables smartphone makers to offer the latest in image-capture technology. OmniVision enjoys a competitive advantage over other makers of chips used in the cameras of smartphones, notebook computers and other products through backside illumination technology, a chip design that increases the performance of a chip’s image sensor.
It is widely believed that the iPhone 4 made by Apple (page 4) incorporates OmniVision’s chip technology. Through innovation, Apple continues to generate demand that outstrips trends in consumer products and, more specifically, electronic devices such as smartphones. During the June quarter, Apple initiated new product cycles via the iPhone 4, the most significant redesign of the iPhone since its debut, and the iPad, a new category of mobile media device.
Smaller and lighter than laptop computers yet larger than previous portable devices, the iPad is being adopted beyond the everyday user as businesses, from entertainment content providers to firms with mobile computing needs, identify ways to sell content and reduce costs. We know of a major airline, for example, that is exploring the possibility of replacing its on-flight entertainment systems with iPads that it can offer as rentals. It’s possible that fuel savings from weight reduction on a single trans-Atlantic flight could more than pay for that jet’s iPads.
Whole Foods (page 5) caters to health conscious food shoppers in the U.S. and, to a lesser extent, Canada and the U.K. Once lumped in with other natural and organic supermarkets as destinations for wealthier shoppers, Whole Foods is benefiting from a concerted effort to cut prices and expand its customer base.
We’re confident that the U.S. and most of its trading partners around the world don’t face the imminent economic peril that investors seemed to fear at times as the June quarter drew to a close. With that said, there are legitimate reasons to question earlier assumptions about the economic recovery and the companies that benefited most from those initial projections.

In our opinion, broad economic signals rarely mark a discernible path for investors to follow, leaving individual-company fundamentals as the best way to navigate the environment ahead. Companies with solid balance sheets and efficient operations that generate strong earnings on tangible revenue gains are well positioned to stand out in the kind of climate we confront as we embark on the second half of 2010. The typical company we hold has less debt, 30 percent faster forecasted revenue growth and more than twice the forecasted earnings growth than the average S&P 500 Index company.
We’re grateful for the opportunity to serve you. Your entire Friess team joins me in sending best wishes.

Bill D’Alonzo
Chief Executive Officer

Europe, China and Currency Matters to Consider

Fluctuations in currency markets dominated headlines in the June quarter as a persistent slide in the value of the euro was followed by China’s late-June decision to drop its two-year-old peg to the U.S. dollar. Businesses on both sides of the globe have a stake in how these currency movements and the economics behind them unfold.
Exposure to European markets looks riskier than it did even a few months ago, particularly those underlying the euro. Fears centered on Greece as the global downturn brought to light unsound fiscal policy and Athens flirted with default on sovereign debt obligations. Concerns of contagion quickly set in as other European nations faced similar budget and public debt levels. Unlike countries with their own currencies, the 16 member states that have adopted the single euro currency are dependent on fiscal policies set by the European Central Bank. They cannot exercise monetary policy such as increasing or decreasing money supply to individually manage their sovereign debt loads.
The euro has dropped 14 percent against the dollar over the past six months, marking its longest losing sequence since just after its 1999 inception. At the same time, euro zone unemployment has risen to near 12-year highs, boosted by more people without work in Spain, Portugal and Italy. On May 9, European officials put together a $1 trillion financial backstop facility to calm market fears that the debt crisis would spread.
Our research effort intensified on companies with ties to Europe as fiscal austerity measures limit growth, lending practices tighten and unfavorable currency movements translate into lower dollar sales for U.S. multinationals. The euro’s decline makes it more costly to export from the U.S. to Europe and reduces the dollar value of profits earned in euros. As a positive, the falling Euro means the region’s exports will be more competitively priced.
We sold specialty chemical and performance materials manufacturer Solutia as visibility into European demand for automobiles and other customer products, where roughly 30 percent of sales originate, declined. We also exited Manpower, the world’s second-largest provider of temporary staffing employees, concerned the translation effects of the Euro’s slide could outweigh strengthening demand for temporary workers.
Other holdings like Cisco Systems, where Europe accounts for 22 percent of total sales, remain in our portfolios. At a June global technology and services conference, Cisco’s Senior Vice President of European Markets Chris Dedicoat spoke specifically about the company’s bullish outlook for Europe as governments and businesses look to innovative technologies to improve productivity. Britain’s publically-funded National Health Service, the third largest employer in the world, increasingly uses Cisco’s technology to integrate its massive network of offices and doctors, lower costs and improve overall levels of care.
After months of news related to Europe’s woes, China’s surprise announcement to allow more flexible movement of the renminbi against the dollar initially sent global markets higher. The nation’s controversial policy of fixing its exchange rate to the dollar was a hot button politically, seen by world leaders as a ploy to spur export growth during the global downturn. The enthusiasm was brief, as investors quickly realized China’s monetary authorities would not allow the currency to move too swiftly one way or the other.

Still, a gradually appreciating renminbi would have implications for businesses around the globe. Chinese exports could become less attractive to international customers while goods flowing into the country would likely fall in local price terms, increasing the buying power of a massive middle class with considerable savings. China provides one-fifth of American imports, but buys just over 7 percent of U.S. exports. The country de-pegged its currency from the dollar in mid-2005 until 2008, slowly letting it appreciate by nearly 20 percent. U.S. exports to China during the period grew 75 percent.
On the flip side, a potential rise in the renminbi is inflationary for U.S. retailers, which on average source around 40 to 50 percent of their goods out of China. U.S. retailers sourcing from China may not see an impact until early to mid-2011 due to contract lead times. It’s also likely that the cost burden will not be totally passed onto customers by Chinese manufacturers.
As world leaders converged for the G-20 Summit the last weekend in June, they came representing economic and fiscal outlooks that are considerably different. As currency exchange rates and other macro-level factors adjust to reflect these variations, they can become factors that play a role on the financial statements of companies crossing our radar screen.

Apple Inc., AAPL

When The Walt Disney Co. acquired Pixar, Pixar co-founder Steve Jobs became Disney’s largest shareholder and a member of its board. That gave Jobs a window into the entertainment world’s foremost authority on creating and selling content. Four years later, Jobs demonstrates an innovative brand of expertise in the field as Chief Executive of Apple, which is pioneering new ground in the way consumers access and pay for information and entertainment.
Nasdaq-listed Apple Inc. makes personal computers, software, and personal computing and communicating solutions. Examples of its products include its laptop computer called the MacBook, its digital music device named the iPod, and its smartphone known as the iPhone. Revenue climbed 28 percent to more than $51 billion in the 12 months through March. The company is debt-free.
Apple is in the early stages of new product cycles. During the June quarter, the company introduced iPhone 4, which represents the most significant redesign since the first iPhone was launched about three-and-a-half years ago. The company sold more than a half-million iPhone 4s per day in the days following its late-June debut. Earlier in the quarter, Apple introduced the iPad, a lightweight, touch-screen, multimedia device. The company sold more than three million iPads during their first 80 days of availability.
Given its large screen and high-quality graphics, the iPad is an ideal vehicle for content delivery. And, since the Apple model creates a flexible and profitable platform for content creators, the iPad could represent a transformational content device. Your team spoke with contacts in various industries who raised possibilities ranging from publishers subsidizing iPads in exchange for subscription agreements to airlines saving thousands of pounds of weight and millions of dollars in costs by renting iPads for in-flight entertainment.
Apple grew March-quarter earnings 86 percent, topping estimates by more than one-third. Analysts predict Apple will grow earnings 51 percent this year.

Lumber Liquidators Holdings, LL

Big ideas can be the key to winning market share in competitive, fragmented industries. From negotiating directly with a mill for an entire year’s production to guaranteeing its premier product’s finish for 50 years, Lumber Liquidators just thinks bigger when it comes to hardwood’s journey from forest to flooring.
NYSE-listed Lumber Liquidators Holdings is the largest U.S. retailer specializing in hardwood flooring. From about 200 locations, the company also sells laminate flooring, bamboo flooring, cork flooring and butcher blocks. By using scale in purchasing and keeping store costs low, Lumber Liquidators offers quality products at reasonable prices. Revenue increased 16 percent to $572 million in the 12 months through March. The company is debt-free.
The typical Lumber Liquidators store is essentially a warehouse with a modest retail space up front. In addition to lowering overhead costs, the setup enables the company to keep most flooring that customers want in stock, providing an advantage over competitors that require special orders. Since the company only sells flooring, the staff is knowledgeable on the subject.
Lumber Liquidators grew March-quarter earnings 32 percent, exceeding expectations. Revenue increased 22 percent during the period. Lumber Liquidators also raised its 2010 sales and earnings guidance and reiterated plans to open at least three dozen new locations for the year, including the company’s first store in Canada.
Your team spoke with Chief Financial Officer Daniel Terrell about the company’s publicly stated plan to expand its direct distribution program. In instances where it reduces costs, Lumber Liquidators ships products from their source, such as an overseas mill, directly to a store location rather than from a centralized distribution center.
Based on the consensus estimate, Wall Street predicts Lumber Liquidators will grow earnings 25 percent in 2010.

OmniVision Technologies Inc., OVTI

According to International Data Corp., nearly 55 million smartphones shipped in the first quarter of this year, representing 57 percent year-over-year growth and doubling the overall cell phone market’s pace. With its leading image-capture technology in high demand, OmniVision’s earnings picture is vibrant.
Nasdaq-listed OmniVision Technologies Inc. makes semiconductor image sensors used to convert camera images into digital information. The company’s chips are believed to be used in the latest smartphones by Apple, Research in Motion, Samsung and others. They are also used in notebook and netbook computers, automobiles, security equipment and medical imaging systems. Revenue grew 19 percent to $603 million in the year ended April.
April-quarter earnings grew to $0.18 per share from a loss of $0.30 per share in the year-ago period, beating estimates. Revenue jumped 76 percent. More dollars are being spent on camera and video capabilities as competition among phone manufacturers heats up. OmniVision’s volumes and sales are shifting toward high-resolution and dual sensor products, pushing up average sales prices and creating opportunities for profit-margin expansion.
Market share gains and ramping design wins reflect a competitive advantage from the company’s backside illumination technology or BSI. Using this technology, which allows light to be captured on the opposite side of the metal layers in a chip, OmniVision has been able to substantially increase the sensitivity and performance of its sensors at an attractive price point.
Chief Financial Officer Anson Chan helped our team understand the implications of BSI technology, now in its second generation. With many competitors just beginning to consider this difficult technology, OmniVision is positioned to continue to benefit from higher megapixel demands in next generation camera sensors.
Your team bought OmniVision at 14 times earnings estimates for the fiscal year ending April 2011. Wall Street predicts the company will grow earnings 130 percent during that period.

Whole Foods Market Inc., WFMI

Shrinking family budgets brought on by tight times left little room for pricey natural foods. Instead of waiting for economic conditions to improve, Whole Foods took a page from its corner-market past, curbing expansion plans as part of an effort to show customers that eating healthy can be affordable.
Nasdaq-listed Whole Foods Market Inc. is the nation’s largest natural and organic supermarket chain with over 270 stores in 38 states and locations in Canada and the United Kingdom. Its shelves are stocked with high-grade conventional and organically grown groceries and prepared foods. Revenue reached $8.5 billion in the 12 months through March.
With authors and television personalities like Michael Pollan and Jamie Oliver touting the lifelong benefits of organic and local foods as well as ingredient awareness, Whole Foods’ customer base is expanding. Customers responded favorably to the company’s efforts to shed its luxury-prices-only image by strategically cutting prices and increasing everyday promotional activity on perishable foods. March-quarter earnings grew 58 percent, beating estimates by 15 percent. Revenue climbed 13 percent.
Cost discipline, including scaled-down store designs and reduced inventory, also helped boost profitability. Operating profit margins expanded 26 percent to 5.7 percent during the quarter. Amid the rebound in sales, the company remains focused on profitable growth, working to revamp its acquired Wild Oats stores and opening smaller store fronts going forward.
Our research work included conversations with some of the nation’s largest independent growers and other key suppliers of organic produce. They confirmed that the company’s size gives it considerable purchasing power in a fragmented industry, while its increasing regional sourcing of fresh produce resonates strongly with customers.
Wall Street currently forecasts 34 percent earnings growth for the fiscal year ending September 2010.

Amy Mottola

Amy Mottola isn’t one to talk about herself. From making travel arrangements to scheduling interviews with research contacts, her conversations focus on positioning Research Team Leader James Gowen to maximize the time he commits to conducting research.
“The phone calls Amy makes enable me to spend my days making research calls, attending meetings and visiting company facilities,” James said. “By the end of any given week, I’ve conducted dozens of interviews on existing and potential holdings, thanks in large part to the work Amy has done behind the scenes.”

Amy is a Research Manager. It’s her job to handle the many tasks necessary to allow James and his teammates to focus exclusively on employing the Friess Associates investment strategy. She arranges management meetings, schedules phone interviews with company executives, makes travel plans and handles broker contacts.
Amy recently scheduled nine one-on-one meetings for James at a research conference in New York on a Friday. Seeing that he would travel to Boston on Monday for a conference beginning the following day, Amy set up meetings with two area companies to take place soon after James arrived. As for the conference, she landed 10 one-on-one meetings and a dinner.
Amy also monitors breaking news on the companies for which James and his team are responsible. Friess researchers share the insights they gather through a proprietary database, and it’s Amy’s responsibility to make sure her team’s latest findings are entered and made available right away. Amy is well versed in various software packages and other research tools because she’s often called on to gather information for her team.
While Amy was hired to work for James from the beginning, she’s been tapped for additional duties during her years with the firm because of her broad skill set and team-first attitude. Additional responsibilities for Amy have and, on occasion, still do include preparing presentation materials and helping out on Research Team Leader Linda Farquhar’s team.
Prior to joining Friess Associates, Amy worked for the better part of a decade as an elementary school teacher. She earned a bachelor of science degree in human resources from the University of Delaware and a master’s degree in education from Wilmington College. She and her husband have two children.

On the Cutting Edge. . .

Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Blacker Black to Make Stealth Stealthier
Researchers from Purdue University and Norfolk State University collaborated to produce a black material capable of absorbing nearly all the light that hits it. The advance promises to lift the military’s radar-thwarting abilities to a new level. The black material is known as a metamaterial, an artificial substance structured for properties not known to be readily available in nature. An array of silver wires imbedded in squares of aluminum dioxide is designed to absorb electromagnetic radiation in a particular range. Experiments showed that a rough surface of the black material reflected less than 1 percent of near-infrared radiation. The researchers say their approach is equally applicable to all parts of the electromagnetic spectrum.

Speaker Says Water is Not Welcome
Makers of cell phones, MP3 players and other handheld electronic devices perform an ongoing balancing act between making their products durable enough to withstand everyday use and maintaining the kind of technical functionality that attracts customers. Speakers are a notorious gateway for water damage that until now was mainly addressed by covering sound output holes with waterproof membranes, increasing costs and impacting sound quality. Japanese company Murata initiated production of what it claims to be the first piezoelectric speaker that is, by itself, waterproof enough to withstand splashes and temporary immersion. Murata expects the nine millimeter thick speakers to cost less than $3 per unit.

Jenn Sparks

Jenn Sparks is more of a fan of the outdoors than she is of football. Still, this past season she pumped her fist with pride each time certain southern, undefeated teams notched additional victories. As it turned out, success on the gridiron was contributing to success for one of her recent stock picks.
Jenn is a Researcher. She recommended Hibbett Sports for her team in October 2009 after conducting about 50 interviews. Her extensive pre-purchase legwork bolstered her confidence that well-managed inventory and growing same store sales would boost Hibbett’s bottom line beyond consensus expectations. By maintaining her research intensity after the buy, Jenn discovered more reason to cheer.
Based in Birmingham, Alabama, Hibbett operates 767 sporting goods stores in 25 states, mostly concentrated in the southeast. While Wall Street focused on broad trends, Jenn’s interviews with store managers and other grassroots-level contacts revealed that winning streaks for the Alabama Crimson Tide in the college ranks and the New Orleans Saints in the pros stoked demand for team gear that was driving a significant jump in sales at about one-third of the company’s store base.
“It was a nice bonus to find a completely new sales driver at a time when my original thesis remained intact,” Jenn said. “I didn’t start the season rooting for the Crimson Tide or the Saints, but I ended up a huge fan of them both by the time it was all over.”
Alabama won all 14 of its games, finishing as college football’s national champions. New Orleans won its first 13 games, lost its next three and went on to win the Super Bowl.
Hibbett grew earnings 54 percent in the January quarter, topping estimates by 29 percent. The company exceeded estimates by 23 percent in the April quarter with 55 percent earnings growth.
Jenn earned her undergraduate degree from the University of Vermont. She has been a member of the Friess Associates research team for 13 years. Although Jenn is a generalist like other Friess researchers, the retail category is a particular area of strength for her.

An expert skier and experienced hiker, she is an active volunteer in the Teton County Search and Rescue Team. In addition to skiing and hiking, she likes to run, bike and ride her motorcycle in her free time. Jenn and her husband have one child.

Cool Building Materials
North Carolina-based National Gypsum is running tests on a new type of drywall that the company believes will significantly reduce the need for air conditioning. The wall panels incorporate “phase-change materials” made by German chemical company BASF that consist of acrylic microcapsules filled with paraffin wax. The wax melts throughout the day at room temperature, absorbing heat in the same manner as melting ice cubes in a drink. As temperatures fall into the night, the wax hardens, prompting the capsules to release their stored heat. Engineers estimate building materials that incorporate the microcapsules can go as far as eliminating the need for air conditioning in buildings in areas that experience cooler temperatures at night. National Gypsum is working with California’s Emerging Technologies Coordinating Council and the Department of Energy’s National Renewable Energy Laboratory in field trials of its ThermaCORE panels.

Do-It-Yourself Tooth Replacement
A professor of dental medicine at the Columbia University Medical Center believes regeneration represents a more promising solution than implantation. Dr. Jeremy Mao developed a tooth-shaped scaffold made of natural materials and infused with a growth factor. Unlike a dental implant, which is an artificial tooth attached by a post screwed into a patient’s jaw bone, his scaffold is placed directly in the empty tooth socket, where the professor believes a tooth can be grown in as little as nine weeks. In animal studies, Dr. Mao prompted stem cells to migrate to the scaffold, which not only helped produce new tooth structure but also regenerate periodontal ligaments and bone around the tooth socket.

Marking the Calendar for Growth

The market has collected lots to worry about in recent months. From the massive oil spill in the Gulf to sovereign debt issues in Europe and a computer-generated “flash crash” in-between, macro-level issues have dominated the investment landscape. It’s safe to say that when companies report second quarter results in mid-July, management’s forward guidance may be even more important than business conditions over the past three months.
Earnings visibility is an important characteristic of all our investments. By this we mean we train our attention on business operations and trends over the next six to nine months, which we believe is about the limit to which actionable information can reasonably be gathered.
We also want the companies we hold to have a clear calendar of events – such as investor presentations, new product launches, earnings releases and earnings releases from competitors, among other things – that will capture and keep investor attention going forward. In addition to beating Wall Street’s consensus earnings estimates, we strive to invest before companies raise guidance and analysts boost their estimates of future earnings growth.
Companies representing 86 percent of our total assets met or beat consensus earnings estimates in their most recently reported quarter. Moreover, holdings representing 82 percent of our current assets saw their earnings estimates for calendar year 2010 revised higher during the June quarter.
As just one example, we added shares of small-cap energy-efficient electric motor manufacturer Baldor Electric Co. to Friess portfolios in May. Our research with customers, competitors and suppliers picked up strong demand trends related to restocking at distributors and new orders from original equipment manufacturers. Earnings appeared near an inflection point, with flat growth in the March quarter (ahead of estimates) expected to be followed by a 165 percent year-over-year increase in the June quarter.
We expect sales volumes to increase and the company’s product mix to shift toward higher-priced, high-efficiency motors in the second half of the year as manufacturers face a deadline associated with The Energy Independence and Security Act of 2007. Under the regulation, all industrial machines must use high-efficiency motors beginning in mid-December. Market share opportunities are also likely as a key competitor looks to shed its non-core motor business.
In early June, Baldor’s management raised its June-quarter sales guidance. Wall Street analysts followed suit, upping 2010 earnings growth expectations by 5 percent. Additionally, because the company reduced operating costs by $115 million on an annual basis last year, we believe it is better equipped to turn increasing sales into earnings growth. Baldor expects to exceed its all-time operating profit margin high of 14.2 percent in the current quarter.
We remain committed to an investment strategy based on the premise that earnings results ultimately drive stock prices. More than two dozen folks dedicated to research conduct as many as 100 interviews and site visits a day with company managements, competitors, customers and suppliers to identify companies with robust earnings potential. Through this exhaustive legwork, we strive to develop an information edge to isolate earnings promise before it is fully reflected in consensus estimates and price-to-earnings ratios.
The market’s worries will subside and, although investors can ignore individual-company fundamentals for fleeting periods, over full market cycles we remain firmly convinced that stock prices reflect the value of future earnings. Thanks for the opportunity to put our research-driven strategy to work on your behalf.

Performance data quoted represent past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.brandywinefunds.com.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

As of June 30, 2010, Apple Inc., Lumber Liquidators Holdings., OmniVision Technologies Inc., Whole Foods Market Inc., Cisco Systems Inc. and Baldor Electric Co. represented 1.97, 0.24, 0.70, 1.68, 2.64 and 0.45 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Apple Inc., Whole Foods Market Inc. and Cisco Systems Inc. at 4.30, 2.83 and 2.97 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date.

Friess Associates, LLC P.O. Box 576 Jackson, WY 83001 (307) 739-9699	Editorial Staff: Chris Aregood and Adam Rieger	Friess Associates of Delaware, LLC P.O. Box 4166 Greenville, DE 19807 (302) 656-3017